GREAT QUEST
METALS LTD.

82-3116

August 29, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Second Quarter Report

Enclosed please find one copy of the Company's Second Quarter Report and financial statements for the six months ended June 30, 2005.

Please be advised, that in accordance with National Instrument 51-102, the Second Quarter Report was mailed to shareholders on August 29, 2005.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

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enclosure

dlw 9/14

GREAT QUEST METALS LTD.

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The focus of the activities of Great Quest Metals Ltd. for the Company's Second Quarter of 2005 (April 1 through June 30, 2005) was centered around the drill program on the Djambaye 2 gold zone within the Kenieba concession, western Mali, West Africa. A total of 10 holes were drilled and visible gold was seen in all 10 holes. The Company also carried out a preliminary program of soil sampling and geological mapping on the Manankoto concession, 10 km southwest of the Kenieba concession with encouraging results. Subsequent to the end of the Quarter, the Government of Mali granted the 2,149 sq km Kenieti diamond concession to Great Quest.

Also subsequent to the end of the quarter, a $220,000 private placement was announced.

Kenieba Concession Diamond Drill Program

Great Quest drilled 10 diamond drill holes averaging roughly 100 m in depth for a total of 1,063.8 m on the Djambaye 2 gold zone. These holes were drilled over a length of 400 m along the 2,342 m zone. All 10 holes intersected gold mineralization and assays verified the presence of visible gold seen in the core of all 10 holes. One intersection in hole KN 11-05, between 35.7 and 44.25 m intersected 100.76 g/t over 8.55 m (estimated true width of 5.68 m), including 808 g/t gold over 1.05 m in quartz breccia. Some of the better drill holes included KN 04-05 which intersected (all widths are estimated true widths) 2.19 m of 9.98 g/t gold, KN 06-05 with 12.49 m of 2.80 g/t gold including 2.96 m of 9.82 and KN 08-05 with 14.59 m of 2.54 g/t gold including 1.16 m of 17.57 g/t gold.

The diamond drill became available subsequent to the completion of the first 10 holes, and the Company drilled an additional two holes to learn more about the high grade breccia zone intersected in KN 11-05. Assay results from these two holes are not yet available. Great Quest plans to continue drilling later in autumn at the end of the rainy season to further define the Djambaye 2 gold zone with possible testing of the Djambaye 1, Kabaya 1 and Kabaya 2 gold zones on the Kenieba concession and the Baroya Nord gold zone and Segala Extension in the nearby Baroya concession.

Manankoto Concession

Great Quest completed a program of soil sampling and geological mapping this spring on the 105 sq km Manankoto concession. Two zones of anomalous gold were defined. In the first, anomalous gold from 23 to 1,884 parts per billion gold was picked up on 10 of 13 lines over 5.5 km. The second area, west of the first, was traced for 4.5 km with values from 20 to 282 ppb gold. The next program will consist of pitting and sampling the anomalous areas.

Kenieti Diamond Concession

Subsequent to the end of the quarter, Great Quest was granted the 2,149 sq km Kenieti concession in western Mali. Three previously found kimberlite pipes occur in this concession as well as diamonds in alluvium in 4 different locations. One 0.05 carat diamond was previously discovered in the 5.0 hectare Orange River kimberlite pipe. The Company has hired the exploration division of the Malian Mines Ministry to do a compilation report on this concession.

Further Exploration Plans

The Company plans to carry out a geophysical program on the Bourdala concession as well as a study of the logs from 90,000 m of reverse circulation drilling on the Sepola concession.

The Exploration Team

Planning for and supervision of the Mali gold projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo. and Marvin Mitchell P. Geo. Mr. Mitchell is the Independent Qualified Person under National Instrument 43-101.

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Overview of Performance

The Company's total assets increased by $286,660 to $2,439,528 over the first half of the fiscal year mainly as a result of a decrease of $6,910 in current assets and an increase of $295,211 in deferred costs in mineral properties. The working capital deficit increased from $(71,165) at the end of 2004 to $(94,294) at the end of the second quarter. The deficit increased by $124,177 to $(3,371,302) over the first half of the fiscal year.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali as well as the head office in Canada and an operations office in Mali. The loss for the first half of 2005 was $124,177 or ($0.0078) a share as compared to a loss of $118,717 or ($0.0081) per share in the second quarter, 2004. The increase is mainly in accounting, security and brokerage fees and printing, promotion and travel, although office expenses and consulting fees decreased.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2005 2nd Q	$ 138	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)
2004 3rd Q	$ 4,072	$ (62,877)	$ (0.004)
2004 2nd Q	$ 521	$ (58,900)	$ (0.004)
2004 1st Q	$ 998	$ (59,817)	$ (0.004)
2003 4th Q	$ 336	$ (68,748)	$ (0.005)
2003 3rd Q	$ 68	$ (39,241)	$ (0.003)
2003 2nd Q	$ 92	$ (46,716)	$ (0.004)
2003 1st Q	$ 152	$ (36,334)	$ (0.003)
2002 4th Q	$ 325	$ (59,592)	$ (0.006)
2002 3rd Q	$ 21	$ (32,352)	$ (0.004)

Liquidity and Capital Resources

During the fist half of 2005, the Company completed a private placement for 769,500 units at $0.52 per unit for total proceeds of $400,140 of which $75,400 was received prior to December 31, 2004. A finder's fee and agent's warrants were paid on a portion of the private placement. Subsequent to the end of the Second Quarter, the Company announced a private placement for 400,000 units at $0.55 per unit for total proceeds of $220,000. Each unit consists of one share and a one-half share-purchase warrant. Each full warrant entitles the holder to purchase an additional share at $0.65 for a two-year period from closing. There is a finder's fee on part of the private placement and all shares issued are subject to a four month hold period. The Company also issued 185,000 shares on the exercise of options at prices ranging from $0.30 to $0.65 for a total of $66,250 and 20,000 shares on the exercise of warrants at $0.65 for $13,000 for a total consideration of $79,250.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Related Party Transactions

The Company paid management fees totalling $10,500 (2004-$10,500) to a company wholly owned by Willis W. Osborne, Director, in the second quarter, 2005 and geological fees totalling $6,735 (2004-$8,746) to Mamadou Keita, Director.

Investor Relations

The Company's investor relations activities involve liaising with the investment community and reporting to investors and shareholders about the Company's exploration projects and progress and were conducted by Jamie Mathers. In June, 2005, Great Quest participated in the Cambridge "World Gold Show" in Vancouver. Information is also available online at www.greatquest.com. The Company is looking forward to continuing to drill its key projects in Mali and reporting to shareholders on further progress.

ON BEHALF OF THE BOARD

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

June 30, 2005 and 2004

GREAT QUEST METALS LTD.
BALANCE SHEET
JUNE 30, 2005
(With comparative audited figures for December 31, 2004)

	June 30, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current Assets		
Cash	$ 10,908	$ 15,129
Goods and services tax recoverable	3,056	1,754
Prepaid expenses	11,036	15,027
	25,000	31,910
Automobile, equipment and furniture (Note 2)	20,565	22,206
Mineral Properties, including deferred costs (Note 3)	2,385,549	2,090,338
Deposits	8,414	8,414
	$ 2,439,528	$ 2,152,868
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 50,004	$ 42,474
Due to related parties	69,290	60,601
	119,294	103,075
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	5,541,202	5,073,874
Share subscription advances	-	75,400
Contributed surplus (Note 4)	150,334	147,644
Deficit	(3,371,302)	(3,247,125)
	2,320,234	2,049,793
	$ 2,439,528	$ 2,152,868

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2005 AND JUNE 30, 2004

	3 Months ended		6 Months ended	
	JUNE 30, 2005	JUNE 30, 2004	JUNE 30, 2005	JUNE 30, 2004
ADMINISTRATION COSTS:				
Accounting and audit	$ 3,885	$ 1,739	$ 11,748	$ 8,401
Amortization	183	80	367	172
Bank charges and interest	144	277	473	726
Consulting	2,508	6,229	5,569	16,237
Investor relations	3,600	3,600	7,200	7,200
Legal	8,384	3,715	11,782	4,629
Management fees	5,250	5,250	10,500	10,500
Office and general	6,959	3,835	17,999	20,410
Printing, promotion and travel	6,672	7,892	21,305	13,997
Rent	4,524	3,838	8,603	7,676
Securities and brokerage fees	10,723	9,235	15,757	10,735
Shareholder relations	872	5,655	5,347	11,477
Stock-based compensation	(3,336)	-	478	-
Telephone	3,446	8,076	7,245	8,076
TOTAL ADMINISTRATION COSTS	53,814	59,421	124,373	120,236
OTHER ITEM:				
Interest income	(138)	(521)	(196)	(1,519)
NET LOSS FOR THE PERIOD	53,676	58,900	124,177	118,717
DEFICIT AT BEGINNING OF PERIOD	3,317,626	2,243,817	3,247,125	2,184,000
DEFICIT AT END OF PERIOD	$ 3,371,302	$ 2,302,717	$ 3,371,302	$ 2,302,717
Basic and diluted loss per share	$ -	$ -	$ -	$ -
Weighted average basic and diluted shares outstanding	$ 15,893,564	$ 14,355,064	$ 15,430,480	$ 14,319,980

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2005 AND JUNE 30, 2004

	3 Months ended		6 Months ended	
	JUNE 30, 2005	JUNE 30, 2004	JUNE 30, 2005	JUNE 30, 2004
OPERATING ACTIVITIES:				
Net loss for the period	$ (53,676)	$ (58,900)	$ (124,177)	$ (118,717)
Adjustments:				
Amortization	183	80	367	172
Stock-based compensation	(3,336)	-	478	-
	(56,829)	(58,820)	(123,332)	(118,545)
Change in non-cash working capital items:				
Accounts receivable	-	(1,687)	-	(1,687)
Goods and services tax recoverable	166	1,616	(1,302)	1,029
Due from related parties	-	3,912	-	-
Prepaid expenses	109,752	276,336	3,991	173,771
Accounts payable and accrued liabilities	670	5,654	7,530	(4,814)
Due to related parties	4,438	7,710	8,689	5,020
	58,197	234,721	(104,424)	54,774
FINANCING ACTIVITIES:				
Issue of share capital for cash	40,750	58,870	403,990	92,620
Share subscription advances	-	20,000	-	20,000
Share subscription receivable	26,950	-	-	-
Share issuance costs	-	-	(9,850)	-
	67,700	78,870	394,140	112,620
INVESTING ACTIVITIES:				
Acquisition costs of automobile, equipment and furniture	-	-	(1,827)	(14,221)
Acquisition costs of mineral properties	(27,372)	(60,406)	(95,557)	(100,797)
Deferred exploration and development costs, net of amortization	(143,294)	(325,292)	(196,553)	(356,946)
	(170,666)	(385,698)	(293,937)	(471,964)
DECREASE IN CASH	(44,769)	(72,107)	(4,221)	(304,570)
CASH AT BEGINNING OF PERIOD	55,677	78,281	15,129	310,744
CASH AT END OF PERIOD	$ 10,908	$ 6,174	$ 10,908	$ 6,174

Supplemental cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED JUNE 30, 2005 AND JUNE 30, 2004

	Mineral Properties					
	Mali Properties	Taseko Property	2005 Total	Mali Properties	Taseko Property	2004 Total
EXPLORATION AND DEVELOPMENT COSTS:						
Amortization	$ 3,100	$ -	$ 3,100	$ 5,385	$ -	$ 5,385
Drilling, reclamation and assays	168,443	-	168,443	296,415	-	296,415
Exploration surveys	21,951	-	21,951	42,483	-	42,483
Office, consulting and travel	6,160	-	6,160	18,049	-	18,049
Total costs incurred during the period	199,654	-	199,654	362,332	-	362,332
Balance, beginning of period	1,193,067	-	1,193,067	831,101	403,763	1,234,864
Balance, end of period	$1,392,721	$ -	$1,392,721	$1,193,433	$ 403,763	$ 1,597,196

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2004 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2004 audited financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 32,196	$ 9,573	$ 11,263
Equipment	18,924	8,308	10,616	10,501
Furniture	2,347	1,971	376	442
	$ 63,040	$ 42,475	$ 20,565	$ 22,206

3. MINERAL PROPERTIES

	June 30, 2005			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 992,827	$ 1,392,721	$ -	$ 2,385,548
b. Taseko Property	1	-	-	1
	$ 992,828	$ 1,392,721	$ -	$ 2,385,549

	December 31, 2004			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off Of Capitalized Costs	Total
a. Mali Properties	$ 984,493	$ 1,289,928	$ (184,084)	$ 2,090,337
b. Taseko Property	212,000	408,012	(620,011)	1
	$ 1,196,493	$ 1,697,940	$ (804,095)	$ 2,090,338

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

4. SHARE CAPITAL (continued)

	June 30, 2005		December 31, 2004	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	14,967,397	$ 5,073,874	14,259,897	$ 4,790,674
Issued during the period/year for:				
Cash	829,500	403,990	707,500	283,200
Share subscription advances	145,000	75,400	-	-
Contributed surplus allocated	-	2,106	-	-
Share issuance costs	-	(14,168)	-	-
Balance, end of period/year	15,941,897	$ 5,541,202	14,967,397	$ 5,073,874

Transactions for the Issue of Share Capital During the period ended June 30, 2005:

a. The Company completed a Private Placement consisting of 769,500 units at a price of $0.52 per unit for a total consideration of $400,140 of which $75,400 was received prior to December 31, 2004. The Company paid a finder's fee and agent's fees of $9,850. Each unit consists of one share and one-half of a share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before March 11, 2007. The Company issued 25,000 non-transferable agent's warrants with a fair value of $4,318. Each agent's warrant is exercisable to acquire one share at a price of $0.65 per share on or before March 11, 2007.

b. The Company issued 185,000 shares for the exercise of stock options as follows: 30,000 shares at a price of $0.30 per share for a total consideration of $9,000; 145,000 shares at a price of $0.35 per share for a total consideration of $50,750 and 10,000 shares at a price of $0.65 per share for a total consideration of $6,500. In addition, an amount totalling $2,106 representing stock-based compensation recognized on exercise of the above 10,000 stock options has been allocated to share capital.

c. The Company issued 20,000 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $13,000.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options will become vested to exercise one-fourth of the option upon every three months subsequent to the date of the grant of the option.

4. SHARE CAPITAL (continued)

Stock Options (continued)

A summary of the status of the Company's stock option plan as of June 30, 2005 and December 31, 2004, and changes during the period and year then ended are as follows:

	June 30, 2005		December 31, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	885,500	$ 0.42	803,000	$ 0.28
Exercised	(185,000)	(0.36)	(242,500)	(0.24)
Granted	-	-	355,000	0.63
Forfeited/cancelled	(55,000)	(0.44)	(30,000)	(0.55)
Options outstanding, end of period/year	645,500	$ 0.43	885,500	$ 0.42

At June 30, 2005, the Company had outstanding stock options to acquire 645,500 common shares as follows:

Number of Shares	Exercise Price	Expiry Date
95,500	$0.22	March 28, 2006
180,000	$0.27	September 7, 2006
80,000	$0.30	September 4, 2007
30,000	$0.55	February 20, 2009
260,000	$0.65	November 26,2009
645,500		

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2005

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.22	95,500	0.74	$0.22
$0.27	180,000	1.19	$0.27
$0.30	80,000	2.18	$0.30
$0.55	30,000	3.65	$0.55
$0.65	260,000	4.41	$0.65
	645,500	2.66	$0.43

The fair values of options vested during the period ended June 30, 2005 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

4. SHARE CAPITAL (continued)

Stock Options (continued)

Expected volatility	46.62%
Risk-free interest rate	3.59%
Expected life	5 years
Expected dividend	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants:

At June 30, 2005, the Company had outstanding purchase warrants exercisable to acquire 939,750 shares as follows:

Number	Exercise Price	Expiry Date
400,000	$0.62	November 14, 2005
130,000	$0.65	August 23, 2005
409,750	$0.65	March 11, 2007
939,750		

Contributed surplus

	June 30, 2005	December 31, 2004
Balance, beginning of period/year	$ 147,644	$ 81,398
Stock-based compensation expense	478	66,246
Agent's warrants	4,318	-
Allocated to share capital	(2,106)	-
Balance, end of period/year	$ 150,334	$ 147,644

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $10,500 (2004 - $10,500) were incurred with a corporation related to the Company by a common Director.

b. Geological fees totalling $6,735 (2004 - $8,746) have been incurred with a Director of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
June 30, 2005			
Automobile, equipment and furniture	$ 17,569	$ 2,996	$ 20,565
Mineral properties, including deferred costs	2,385,548	1	2,385,549
	$2,403,117	$ 2,997	$ 2,406,114

	Mali	Canada	Total
December 31, 2004			
Automobile, equipment and furniture	$ 20,670	$ 1,536	$ 22,206
Mineral properties, including deferred costs	2,090,337	1	2,090,338
	$2,111,007	$ 1,537	$ 2,112,544

	Mali	Canada	Total
For the period ended June 30, 2005			
Revenue	$ -	$ 196	$ 196
Expenses	(9,479)	(114,894)	(124,373)
	$ (9,479)	$ (114,698)	$ (124,177)

	Mali	Canada	Total
For the year ended December 31, 2004			
Revenue	$ -	$ 5,627	$ 5,627
Expenses	(20,118)	(1,048,634)	(1,068,752)
	$ (20,118)	$(1,043,007)	$ (1,063,125)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended June 30, 2005 and December 31, 2004 as follows:

	June 30, 2005	December 31, 2004
Non-cash financing investing activities:		
Share capital issued for:		
Share subscription advances	$ 75,400	$ -
Issue costs	(4,318)	-
Contributed surplus allocated	2,106	-
Share subscription advances	(75,400)	-
Contributed surplus	2,212	-
	$ -	$ -

	June 30, 2005	December 31, 2004
Non-cash investing activities:		
Deferred exploration and development cost, net of amortization	$ (3,101)	$ (8,858)

GREAT QUEST
METALS LTD.

CORPORATE INFORMATION
(As at August 22, 2005)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

Mr. Robert Veitch, Director

STOCK EXCHANGE LISTING:

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized:	Unlimited	Issued:	15,941,897
Options:	645,500		
Warrants:	939,750		
Escrow:	143,734		
Fully Diluted	17,527,147		

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA